SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


10015306

February 16, 2010

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published February 11, 2010.

Best regards,
Skanska AB



Marianne Bergström

Published	**Item**	**Document name**	**Required by**
February 11, 2010	Press Release	Skanska divests ongoing "Flat Iron Building" office project in Stockholm to Norrporten	law and by the listing agreement with Stockholm Stock Exchange

dw 3/3

File Number 82-34932

SKANSKA

Press release

February 11, 2010
8:00 a.m.

Skanska divests ongoing "Flat Iron Building" office project in Stockholm to Norrporten

Skanska sells its ongoing office project, the Flat Iron Building, at Norra Bantorget in central Stockholm. The sales price is SEK 850 M. The buyer is Norrporten and the transfer will take place in March 2010.

The Flat Iron Building comprises about 13,400 square meters of modern office space and has become one of Stockholm's new landmarks, with its location at Norra Bantorget and its unique design. The architecture is reminiscent of the famous building of the same name in Manhattan, New York. The building comprises eight floors above ground and 70 underground parking places.

Work is underway on securing LEED (Leadership in Energy and Environmental Design) environmental certification and the Swedish Building-Living Dialogue's environmental classification for the building.

"This transaction demonstrates that modern and energy-efficient office buildings are attractive among tenants and investors. The project is also a prime example of urban development in which Skanska, in close cooperation with the City of Stockholm, has developed the area around Norra Bantorget with hotels, housing and offices," says Jan Odelstam, President of Skanska Commercial Development Nordic.

"For Norrporten, this is the first step in its establishment in Stockholm. Norrporten is complying with its long-term strategy of owning and developing properties in prime locations along the E4 highway, and the company's presence in Stockholm now allows it to offer its customers prime premises in the capital," says Anders Wiklander, President of Norrporten.

The Flat Iron Building is about 85-percent leased and the tenants include the Swedish Competition Authority, the Swedish Equality Ombudsman, Hexagon, Tetra Pak and Offecct.

Pursuant to Skanska's communications policy, capital gains on commercial development projects are not disclosed during the construction phase. This project is expected to be completed during the first quarter of 2010.

Skanska Commercial Development Nordic initiates and develops property projects within office, logistics and commercial buildings. Office operations are concentrated in the three metropolitan areas in Sweden, the Copenhagen area in Denmark and Helsinki, Finland. Development of logistics and volume commercial properties is conducted in strategic areas in Sweden, Denmark and Finland.

For further information, please contact:

Jan Odelstam, President, Skanska Commercial Development Nordic, Tel: +46 (0)10-448 15 25.
Peter Gimbe, Press Officer, Skanska AB, Tel: +46 (0)10-448 88 38.
Direct line for media: +46 (0) 10 448 88 99.
Anders Wiklander, President, Norrporten, Tel: +46 (0)60-64 12 00 or +46 (0)70-554 70 40.

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. Based on the company's global environmental expertise, Skanska aims to be the customer's first choice for green projects. The Group currently has 53,000 employees in selected home markets in Europe, in the US and Latin America. Skanska's sales in 2009 totaled SEK 137 billion.